December 13, 2010

William H. Thompson, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Crystal Rock Holdings, Inc.
Form 10-K for Fiscal Year Ended October 31, 2009
Filed January 25, 2010
File No. 0-31797

Dear Mr. Thompson,

We have received your letter dated December 2, 2010 regarding the filing referenced above. Thank you for your timely response. We have carefully considered your comments and our responses to the numbered comments are set forth below.

Critical Accounting Policies, page 26

1.
We reviewed your response to comment two in our comment letter dated October 31, 2010. Please explain to us why it is appropriate to apply a 30% control premium to the fair value you determined using the discounted cash flows. In doing so, please be sure to address how you concluded the value indication of the discounted cash flows model is based upon a minority level as opposed to a control level.  Also explain why it is appropriate to add your cash balance to the values determined under the guideline companies and discounted cash flow approaches.  Additionally, please review for accuracy the proposed disclosure that “[i]f the fair value exceeds the equity value in step one then step two is performed when equity value exceeds fair value.  Finally we note in your proposed disclosure you indicate that the valuation consultants provided certain assumptions for valuation of certain assumptions and that “[t]hese experts are highly qualified to make such estimations.”  You also indicate that you depended on valuation consultants for calculation of a control premium.  To the extent that you plan to include these references to third party experts in future filings, the disclosure should make whether management determined the assumptions, including the control premium and in doing so relied in part upon the advice of third party experts, or whether the assumptions are attributed to the third party experts. If the later please consider that your periodic reports serve as Section 10(a)(3) updates of an effective registration statement, and tell us your consideration of the disclosure requirements of Rule 436 of Regulation C with respect to identifying the experts and filing consents from those parties.

We assessed the control premium and determined that 30% was applicable using the following key considerations:

▪	Information from a control premium study which indicated that recent premiums were higher than historical premiums, which generally averaged 20% to 30%.
▪	The strategic synergies that could be obtained by a strategic buyer of the Company.
▪	The fact that the then current equity prices were depressed; a buyer would tend to pay a higher premium in down markets.
▪	The state of the merger and acquisition and credit markets, which at the time remained relatively light compared to the earlier years.
▪
Implied control premiums acquisitions involving comparable companies. Pepsi (PEP) acquired Pepsi Bottling Group (PBG) and Pepsi Americas (PAS) which yielded an implied control premium in excess of the premium determined in our valuation.

It is appropriate to apply the control premium to the fair value determined using the discounted cash flows because the information that is the basis for that analysis does not consider the factors above. Referring to the second bullet point above, discounted cash flows reflect future cash flows available to buyers of minority interests and do not include synergies or other favorable adjustments that might be made by a controlling shareholder. So the value derived by this method represents a minority interest basis value and must be adjusted to a controlling interest basis level. In determining the control premium we used 50% of estimated synergies to adjust the discounted cash flows. This adjustment yielded a significant premium over the determined minority discounted cash flow analysis. This premium was used in combination with the other considerations above to derive the applicable control premium.

The discounted cash flow and guideline company methods rely on future cash flows and the resulting return on invested capital. The valuation analysis does not contemplate the existing cash balance of the company(ies).  Consequently, the cash balance is added to the valuation in the computation of fair value. In addition, cash is available to pay down debt which would enhance the valuation.

We refer to our response to you dated November 16, 2010 related to comment two.  We will change our proposed disclosure in the letter to make it more accurate and clear. First, we will correct our error in identifying when step two needs to be performed in the paragraph following the table. Second, while we used valuation consultants in assisting us with the calculation of the fair value for impairment purposes we agree that management is responsible for the analysis and conclusion pertaining to the impairment valuation. Accordingly we will exclude the reference to third party in our proposed disclosure in the last paragraph of our response, specifically in the bulleted points in the paragraph.

We will change the second sentence of the paragraph following the table to read: “If the equity value exceeds the fair value in step one then step two estimates the fair value of the Company’s assets and liabilities (including unrecognized intangible assets).”

 We will change the bulleted points in the last paragraph to read:

▪
We have made certain assumptions in the calculation of discount rates, risk premiums, and capital structure weightings. However, changes in capital markets may significantly change these assumptions in the future.

▪
We used our knowledge of the business, industry and economy to assemble financial projections. Unforeseen events that dramatically change such influential factors as the economy, environment, and weather may positively or negatively affect the accuracy of these projections.

▪
Calculation of a control premium is a significant component in the assessment of goodwill. This is a common valuation technique that relies on assumptions based on equity markets, credit markets and the merger and acquisition environment and the availability of buyers.

Financial Statements, page F-1

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss)  page F-4

2.
Reference is made to your proposed disclosure included in your response to comment four in on comment letter dated October 21, 2010.  We note that you have not proposed to disclose the amount of income tax expense or benefit allocated to reclassification adjustments. Please refer to ASC 220-10-45-12 and tell us what consideration you gave to providing this disclosure.

In future periods we will disclose reclassification adjustments related to comprehensive income (loss) in the notes to the financial statements using the following format when applicable.

The table below details the adjustments to comprehensive income, on a before-tax and net-of tax basis, for the fiscal years ended October 31, 2009 and 2008.

	Before- Tax Loss	Tax Benefit	Net-of Tax Loss
Year Ended October 31, 2008
Unrealized loss on interest rate swap	$(629,951)	$238,050	$(391,901)
Reclassification adjustment for loss included in net loss	(208,000)	78,600	(129,400)
Net unrealized loss	$(421,951)	$159,450	$(262,501)

Year Ended October 31, 2009
Unrealized loss on interest rate swap	$(671,342)	$258,737	$(412,605)
Reclassification adjustment for loss included in net income	(477,542)	184,046	(293,496)
Net unrealized loss	$(193,800)	$74,691	$(119,109)

The reclassification adjustments of $477,542 and $208,000 represents interest the Company paid in excess of the amount that would have been paid without the interest rate swap agreement during the years ended October 31, 2009 and 2008, respectively. These amounts were reclassified from accumulated other comprehensive loss and recorded in consolidated statement of operations as interest expense.  No other material amounts were reclassified during the years ended October 31, 2009 and 2008.

In responding to your comments we recognize that the Company is responsible for the adequacy and accuracy of the disclosure in this filing.  We further recognize that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to this filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and feel the responses to them will result an improvement in our future reporting.  We request that you review these responses as soon a practically possible as we are in our year end closing process and will need to incorporate the results of this review in our periodic filing. If you wish to discuss the information contained herein, you can reach me at 802-658-9113 x15 or bmacdonald@crystalrock.com.

Sincerely,

Bruce S. MacDonald

Chief Financial Officer